

A 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022818

ANNUAL AUDITED REPORT


FORM X-17A-5
PART III

SEC FILE NUMBER
8-38037

SEC MAIL RECEIVED PROCESSING
MAY 3 0 2002
WASH. D.C. 134 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 03/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARBAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
560 Washington Street
(No. and Street)

New York	New York	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry 201-369-5664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Securities LLC, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Philip Curry
Signature

Chief Financial Officer
Title

Roger C. Campbell
Notary Public

Roger C. Campbell
Notary Public, State of New York
No. 02CA4688340
Qualified in New York County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garban Securities LLC


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2002
WASH, D.C.
154
SECTION

Statement of Financial Condition
March 31, 2002



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Garban Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Garban Securities LLC (the "Company") at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 7, 2002

Garban Securities LLC
Statement of Financial Condition
March 31, 2002
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 5,348
Receivable from brokers and dealers	72,079
Receivable from affiliates	84
Commissions receivable	313
Prepaid expenses and other assets	23
	$ 77,847

Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 72,076
Payable to affiliates	1,037
Accrued expenses and accounts payable	1,129
	74,242
Contingencies (Note 9)	
Member's equity	3,605
	$ 77,847

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Garban Securities LLC (the "Company") is a Delaware limited liability company. The Member is Garban LLC, a subsidiary of Garban Intercapital North America Inc. ("GINA").

The Company is an indirect wholly owned subsidiary of ICAP plc (formerly Garban–Intercapital plc), a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, operating out of a temporary location in New York, is engaged in the brokering of collateralized mortgage obligations and other asset-backed corporate debt securities.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2002 include approximately $5,348 of commercial paper. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis. Commission income and related expenses are accrued for transactions executed but not yet settled.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated Federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes currently receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

(dollar in thousands)

3. Payable to Brokers and Dealers

Settlement date for brokered transactions is generally three business days after trade date. Payable to brokers and dealers include amounts due for securities transactions which have passed settlement date and are still outstanding.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of approximately $2,792 which was approximately $2,622 in excess of its required net capital of $170. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions related to customer securities.

5. Income Taxes

Deferred tax assets of approximately $526 included in GINA's financial statements are attributable to Garban Securities LLC. These deferred tax assets primarily relate to the temporary differences between the tax and the financial reporting bases of accrued compensation, deferred compensation, and miscellaneous accruals. As of March 31, 2002, there was no valuation allowance against the deferred tax asset because, based on available evidence, management believes that it is more likely than not that the deferred tax assets will be realized.

6. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management.

7. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as a riskless principal, executes transactions between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate nonperformance by counterparties in the above situation.

The contractual amount of unsettled purchase and sale transactions at March 31, 2002 was approximately $810 million for both purchases and sales. Substantially all of these transactions have settled.

8. Transactions With Affiliates

The Company entered into an agreement with Garban Intercapital Services LLC, ("GISL"), an indirect wholly owned subsidiary of ICAP plc, whereby GISL provides them with shared

occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. In addition, certain administrative services are shared by the Company and other U.S. subsidiaries of ICAP plc and paid by the subsidiaries. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

9. Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Member of
Garban Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Garban Securities LLC (the "Company") for the year ended March 31, 2002, we considered its internal controls, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any

PRICEWATERHOUSECOOPERS

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal controls does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

PricewaterhouseCoopers LLP

May 7, 2002